Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended
March 31, 2014
(Unaudited)
(Expressed in U.S. Dollars)

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	March 31, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$16,290	$6,628
Marketable securities (Note 5)	389	409
Trade and other receivables	764	653
Inventories (Note 6)	27,070	28,040
Assets held for sale	4,487	4,415
Prepaid expenses and other assets	1,059	757
	50,059	40,902

Non-current
Property, plant and equipment	101,025	100,969
Investment in Virginia Energy Resources Inc. (Note 7)	804	1,012
Intangible assets	6,645	7,772
Restricted cash (Note 8)	16,773	25,478
	$175,306	$176,133

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,376	$5,442
Deferred revenue	1,444	1,429
Current portion of long-term liabilities
Decommissioning liability (Note 8)	172	172
Loans and borrowings	795	378
	7,787	7,421

Non-current
Decommissioning liability (Note 8)	14,257	13,627
Loans and borrowings	20,337	17,952
	42,381	39,000

Shareholders' equity
Capital stock (Note 9)	$232,696	$232,089
Contributed surplus	22,142	21,182
Share purchase warrants	4,714	4,838
Deficit	(126,708)	(120,366)
Accumulated other comprehensive loss	81	(610)
	132,925	137,133
	$175,306	$176,133

Additional footnote references
Commitments and contingencies (Note 12)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31,
	2014	2013
		(Revised Note 13)

REVENUES (Note 11)	$11,361	$34,087

COST OF SALES
Production cost of sales	(7,475)	(26,037)
Depreciation, depletion and amortization	(1,096)	(1,401)
Impairment of inventories	-	(3,808)

TOTAL COST OF SALES	(8,571)	(31,246)

GROSS PROFIT	2,790	2,841

Care and maintenance expenses	(637)	(1,403)
Selling, general and administrative expenses (Note 11)	(4,935)	(5,960)
Finance expense (Note 11)	(3,404)	(1,218)
Other expense	(149)	(156)

NET LOSS BEFORE TAXES	(6,335)	(5,896)

Income tax expense	(7)	(8)

NET LOSS FOR THE PERIOD	(6,342)	(5,904)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	420	-
Gains on available-for-sale financial assets reclassified to profit or loss (Note 5)	(198)	-
Share of other comprehensive loss of Virginia Energy Resources Inc.	(59)	-
Foreign currency translation adjustment	528	388

COMPREHENSIVE LOSS FOR THE PERIOD	$(5,651)	$(5,516)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(0.32)	$(0.40)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2014	2013

Capital stock (Note 9)
Balance, beginning of period	$232,089	$179,427
Shares issued for exercise of share purchase warrants	607	-
Shares issued for Investment in Virginia Energy	-	3,947
Share issuance costs	-	(14)
Balance, end of period	232,696	183,360

Contributed surplus
Balance, beginning of period	21,182	19,805
Share-based compensation	960	5
Balance, end of period	22,142	19,810

Share purchase warrants
Balance, beginning of period	4,838	4,103
Exercised share purchase warrants	(124)	-
Balance, end of period	4,714	4,103

Deficit
Balance, beginning of period	(120,366)	(19,858)
Net loss for the period	(6,342)	(7,756)
Balance, end of period	(126,708)	(27,614)

Accumulated other comprehensive loss
Balance, beginning of period	(610)	(957)
Unrealized gain on available-for-sale assets	420	-
Gains on available-for-sale financial assets reclassified to profit or loss	(198)	-
Share of comprehensive loss of equity-accounted investees	(59)	-
Foreign currency translation reserve	528	388
Balance, end of period	81	(569)

Total shareholders' equity	$132,925	$179,090

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2014	2013

OPERATING ACTIVITIES
Net loss for the period	$(6,342)	$(5,904)
Items not involving cash:
Depletion, depreciation and amortization	2,308	7,117
Stock-based compensation	960	5
Finance expense	3,404	1,218
Unrealized foreign currency translation	28	416
Impairment of inventories	-	1,401
Other expense	-	156
Share of equity-accounted investee	149	-
Cash received for services not yet provided	15	-
Change in non-cash working capital	(960)	10,113
Expenditures on reclamation of mineral interests	(30)	-
Interest received	22	143
	(446)	14,665

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(265)	(55)
Expenditures on exploration, evaluation and development	(519)	(5,497)
Expenditures for Investment in Virginia Energy Resources Inc.	-	(269)
Deposits received on assets held for sale	1,479	-
Proceeds from sale of marketable securities	415	747
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	8,705	(172)
	9,815	(5,246)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of warrants, net of share issuance costs	483	-
Repayment of borrowings	(40)	(24)
	443	(24)

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	9,812	9,395
Effect of exchange rate fluctuations on cash held	(150)	3
Cash and cash equivalents - beginning of period	6,628	3,613

CASH AND CASH EQUIVALENTS - END OF PERIOD	$16,290	$13,011

Non-cash investing and financing transactions:
Issuance of shares for investment in Virginia Energy	-	3,945

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and is now incorporated in the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principle place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd. Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials”.

In fiscal 2013, due to market conditions, the Company placed certain of its mines on standby.

In October 2013, the Company announced the change in its fiscal year end from September 30 to December 31, effective as of December 31, 2013. Accordingly, for the 2013 reporting year, the Company reported its audited consolidated financial statements for the fifteen month period ending December 31, 2013, compared with the twelve month period ended September 30, 2012. The interim reporting periods and their respective comparative periods in 2014 are as follows:

Period	Comparative Period
Three months ended March 31, 2014	2nd Quarter: Three months ended March 31, 2013
Six months ended June 30, 2014	3rd Quarter: Six months ended June 30, 2013
Nine months ended September 30, 2014	4th Quarter: Nine months ended September 30, 2013

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) and do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the 15 month period ended December 31, 2013.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on May 13, 2014.

Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the 15 month period ended December 31, 2013.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the 15 month period ended December 31, 2013 except for as summarized below.

New accounting standards adopted during the current period

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2014.

(i)	IFRS 13 Fair value measurement
(ii)	IFRIC 21 Levies
(iii)	Amendments to IAS 32 Financial Instruments: presentation

The nature and effects of the changes are explained below.

(i)	IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value, and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards. This standard also requires additional disclosure about fair value measurement. As a result of adopting IFRS 13, the Company provided additional disclosures in Note 4.

(ii)	IFRIC Interpretation 21, Levies

On January 1, 2014 the Company adopted IFRIC Interpretation 21, Levies (“IFRIC 21”) 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. The adoption of IFRIC 21 did not have a material impact on these financial statements.

(iii)	Amendments to IAS 32 Financial Instruments: presentation

The amendments to IAS 32 Financial Instruments: presentation (“IAS 32”) clarify the criteria that should be considered in determining whether an entity has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption of the amendments to IAS 32 did not have a material impact on these financial statements.

4. FAIR VALUE MEASURMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at March 31, 2014.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Marketable securities	389	-	-	389
Convertible debentures	19,904	-	-	19,904
	$20,293	$-	$-	$20,293

As at March 31, 2014, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable, accrued liabilities and loans and borrowings approximate their carrying values because of the short-term nature of these instruments.

5. MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale financial assets, are stated at their fair values, and consist of the following:

	March 31,	December,
	2014	2013
	$	$
Mega Uranium Ltd.
1,750,000 common shares (December 31, 2013 - 2,877,000)	380	243
Bayswater Uranium Corporation
nil common shares (December 31, 2013 - 2,759,807 common shares)	-	157
Other	9	9
	389	409

In the three months ended March 31, 2014 the Company sold 2,877,000 shares of Mega Uranium Ltd. (“Mega”) for gross proceeds of $411 and recorded a gain of $198 to the statement of profit and loss (March 31, 2013 - $97). The Company also exchanged 2,759,807 shares of Bayswater Uranium Corporation ("Bayswater") for 1,750,000 shares of Mega.

The Company has classified its investments in Mega and Bayswater as available-for-sale investments and unrealized gains and losses or changes in fair value are recorded in other comprehensive income until realized.

The Company’s investments in marketable securities are classified as Level 1 in the fair value hierarchy outlined in IFRS 7 Financial Instruments: Disclosures as their fair value has been determined based on a quoted price in an active market.

6. INVENTORIES

	March 31,	December 31,
	2014	2013
	$	$
Concentrates and work-in-progress	15,471	19,754
Inventory of ore and alternate feed in stockpiles	8,200	4,618
Raw materials and consumables	3,399	3,668
	27,070	28,040

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

7. EQUITY ACCOUNTED INVESTEES

The following table reconciles the summarized financial information to the carrying amount of Energy Fuels interest in Virginia Energy.

Carrying amount of interest in associate at December 31, 2013	$1,012
Share of loss in Virginia Energy for the three months ended December 31, 2013	(149)
Share of other comprehensive loss in Virginia Energy for the three months ended December 31, 2013	(59)
Balance, March 31, 2014	$804

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company records its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $149 in other income (expense) and $59 in other comprehensive income (loss) for its share of comprehensive income or loss of Virginia Energy for the three months ended December 31, 2013.

8. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	March 31,	December 31,
	2014	2013
	$	$
Reclamation obligations, beginning of period	13,799	15,199
Revision of estimate (1)	555	(1,933)
Liability from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC	-	54
Liability from acquisition of Strathmore Minerals Corp	-	105
Accretion	105	416
Reclamation work	(30)	(42)
Reclamation obligations, end of period	14,429	13,799
Site restoration liability by location:
Exploration drill holes	172	172
White Mesa Mill	8,836	8,206
Colorado Plateau	2,065	2,053
Henry Mountains	444	441
Daneros	79	78
Arizona Strip	1,524	1,550
Sheep Mountain	1,309	1,299
	14,429	13,799
Site restoration liability:
Current	172	172
Non-current	14,257	13,627
	14,429	13,799

(1)	Revision of estimates is as a result of a change in the risk-free discount rates used to calculate decommissioning liabilities.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.14% to 3.83% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at March 31, 2014 is $27,963 (December 31, 2013 - $27,963). Reclamation costs are expected to be incurred between 2014 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	March 31,	December 31,
	2014	2013
	$	$
Restricted cash, beginning of period	25,478	28,525
Restricted cash from acquisition of Colorado Plateau Partners LLC &
Arizona Strip Partners LLC	-	54
Restricted cash from acquisition of Strathmore Minerals Corp	-	902
Refunds and returns for the period (1)	(8,705)	(4,003)
Restricted cash, end of period	16,773	25,478

(1)	Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado, Wyoming, New Mexico and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the three months ended March 31, 2014, the Company had a net refunds and returns of $8,705 from its collateral account (December 31, 2013 – $4,003) as a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	2014		2013
	Shares	Amount $	Shares	Amount $
Balance, January 1,	19,601,251	232,089	13,642,672	179,427
Shares issued for exercise of share purchase warrants	61,301	607	-	-
Shares issued for Virginia Energy shares	-	-	437,028	3,908
Shares issued for Virginia Energy advisory fees	-	-	5,405	39
Share issuance costs	-	-	-	(14)
Balance, March 31,	19,662,552	232,696	14,085,105	183,360

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

10. SHARE-BASED PAYMENTS

Stock options

The fair value of stock options granted during the three months ended March 31, 2014 and 2013 is as follows:

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
	$	$
Share option plan expense (1)	1,600	5
Value of stock options granted	1,600	5

(1)

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the three months ended March 31, 2014, the Company granted 307,250 stock options (March 31, 2013 – 50,000) to its employees, directors and consultants recording stock-based compensation expense of $960 (March 31, 2013 – $5) . These options were granted with the following vesting conditions: 50% - immediately, 25% - one year after grant date, 25% - two years after grant date.

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.600%
Expected life	5.0 years
Expected volatility	81%*
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

The summary of the Company’s stock options at March 31, 2014 and December 31, 2013, and the changes for the periods ending on those dates is presented below:

	Three months ended
	March 31, 2014
		Weighted
	Range of	Average
	Exercise Prices	Exercise Price	Number of
	Cdn$	Cdn$	Options
Balance, beginning of period	7.60 - 44.22	14.27	795,318
Transactions during the period:
Granted	9.05	9.05	307,250
Exercised	-	-	-
Forfeited	7.60 - 44.22	21.58	(20,886)
Expired	17.50	17.50	(12,000)
Balance, end of period	7.60 - 44.22	11.94	1,069,682

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table reflects the actual stock options issued and outstanding as of March 31, 2014:

	Options outstanding		Options Exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	516,150	4.66	362,525	4.59
$10.00 to $19.99	491,050	3.01	491,050	3.01
$20.00 to $29.99	39,326	1.79	39,326	1.79
$30.00 to $39.99	9,556	1.69	9,556	1.69
$40.00 to $49.99	13,600	1.43	13,600	1.43
	1,069,682	3.73	916,057	3.54

11. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended
	March 31,
	2014	2013
Uranium concentrates	$11,219	$29,988
Vanadium concentrates	-	4,037
Alternate feed materials processing and other	142	62
Revenues	$11,361	$34,087

The components of selling, general and administrative expenses are as follows:

	Three Months Ended
	March 31,
	2014	2013
Intangible asset amortization	$(1,127)	$(2,918)
Selling expenses	(79)	(527)
General and administrative	(3,729)	(2,515)
Selling, general and administrative expenses	$(4,935)	$(5,960)

The components of finance income (expense) are as follows:

	Three Months Ended
	March 31,
	2014	2013
Accretion expense	$(104)	$(82)
Gain on sale of marketable securities (Note 5)	198	97
Foreign exchange	-	(2)
Change in value of convertible debentures	(3,091)	(898)
Interest expense	(429)	(476)
Interest income	22	143
Finance expense	$(3,404)	$(1,218)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

A summary of depreciation, depletion and amortization expense recognized in these financial statements are as follows:

	Three Months Ended
	March 31,
	2014	2013
Recognized in production cost of sales	$(1,096)	$(3,808)
Recognized in selling, general and administrative	(1,208)	(3,406)
Depreciation, depletion and amortization	$(2,304)	$(7,214)

12. COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), formerly Denison Mines (USA) Corp., entered into a unit price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. Performance under this contract was under dispute in an action commenced in January 2011 in the Seventh Judicial District Court, San Juan County, Utah. In the dispute, EFRI sought approximately $3.25 million in damages from KGL, including project completion costs, KGL sought payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies, and both parties sought prejudgment interest, attorney fees and costs. The parties agreed to resolve this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., Denison agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration. In February 2014 the arbitrator found in favor of Denison and awarded damages, interest, attorneys’ fees and costs to Denison in excess of $4.8 million. In March 2014, KGL filed a motion with the district court to vacate the award, to which Denison has responded.

In April, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. In May, 2013, Sheep Mountain Alliance and Rocky Mountain Wild, two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. In March, 2014, the Plaintiffs designated the record for the judicial appellate review. In May, 2014, the Company filed a Motion for Remand, asking the Court to remand this matter back to the previous Hearing Officer for additional action intended to cure the purported procedural deficiencies alleged by Plaintiffs in their lawsuit. If the Motion for Remand is denied, it is likely that the judicial review process would resume with briefing and oral arguments before the court on the merits of the Plaintiffs’ lawsuit, at the conclusion of which the court may decide to uphold, reverse, or reverse and remand CDPHE’s decision to re-issue the License. If the Motion for Remand is granted, then the expectation is that each side will submit revised findings of fact and conclusions of law for consideration by the previous Hearing Officer and that the Hearing Officer will issue a decision relating to those matters. Based on that decision, and any subsequent intermediate review process by CDPHE’s Executive Director, the License matter will be re-presented to CDPHE for a final administrative determination. Depending on that determination, either side or both will be entitled to seek a new judicial appeal in the Denver District Court.

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. Plaintiff has produced a medical expert report, work history, and answers to discovery. In January, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear this matter. If an administrative law judge is appointed and a hearing is held, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe that any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside any approvals regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs sought injunctive relief directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. This motion was denied by the District Court In September, 2013. In October 2013 Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company decided to place shaft sinking operations on standby at the Canyon Mine, due to market conditions, and to lessen the expense of the litigation at the mine. At the same time, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014, and Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, Proceedings on the merits of the case are ongoing. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

In August, 2011, the Company’s subsidiary, Roca Honda Resources, LLC, filed an application for a permit to dewater certain aquifers underlying Roca Honda’s proposed uranium mine site. The Pueblo of Acoma protested the permit application, and a hearing on the merits was held in November, 2013. In December, 2013, the Hearing Officer recommended approval of the application, and the State Engineer adopted the recommendation. In January, 2014 Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. In March, 2014, the Company filed a Motion to Dismiss the Complaint, on the basis that the appeal is the exclusive remedy. A date for a hearing on this Motion has not been set at this time. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe that any such outcome would materially affect the Company’s financial position, results of operations or cash flows.

In April 2014, the Grand Canyon Trust filed a Clean Air Act citizen suit in federal district court for alleged violations of the Clean Air Act National Emissions Standards for Hazardous Pollutants, Subpart W, at the White Mesa Uranium Mill. The Complaint alleges that radon from one of the Mill’s tailings impoundments exceeds the standard and that the mill is in violation of a requirement that only two impoundments may be in operation at any one time. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company does not consider the claims to have merit, and intends to defend against this law suit. The Company believes the issues raised by this environmental group are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

13. ADJUSTMENTS TO COMPARATIVE FIGURES DUE TO BUSINESS COMBINATIONS

As a result of the completion of purchase accounting made in the period ended June 30, 2013 for the Company’s June 2012 acquisition of Denison Mines Holdings Corp. (“DMHC”), White Canyon Uranium Ltd. (“White Canyon”) and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”), the comparative information presented in these financial statement for three months ended March 31, 2013 were revised as follows:

	Three Months Ended
	March 31, 2013
	As stated originally	Revised

NET LOSS FOR THE PERIOD	$(7,756)	$(5,904)
COMPREHENSIVE LOSS FOR THE PERIOD	$(7,368)	$(5,516)